Skadden, Arps, Slate, Meagher & Flom llp

40 BANK STREET CANARY WHARF LONDON E14 5DS ________ TEL: (020) 7519-7000 FAX: (020) 7519-7070 www.skadden.com July 24, 2017
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Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Attention: Daniel F. Duchovny, Special Counsel

RE:	QIWI plc
Schedule 14D-9 filed June 30, 2017
SEC File No. 005-87446
Dear Mr. Duchovny:
On behalf of QIWI PLC (“QIWI” or the “Company”), we are writing to respond to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter to Mr. Pranav Trivedi, dated July 14, 2017, with respect to the Company’s Solicitation or Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).
Set forth below are the responses to the Staff’s comment, which for the convenience of the Staff has been provided following the text of the comment in the Staff’s letter. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Schedule 14D-9.
Comment 1:
We reissue our prior comment. As your response noted, Item 1009(a) of Regulation M-A requires disclosure of the identity of persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the transaction. Your disclosure indicates that you discussed the offer with your financial advisor(s) in connection with making a recommendation to your security holders, in this case, to remain neutral as to the offer. Thus, the disclosure is required under both Item 1009(a) of Regulation M-A and Item 1011(c) of Regulation M-A as material disclosure in support of your decision to remain neutral as to the offer, which is disclosed pursuant to

Item 1012(a) and (b) of Regulation M-A. Also, tell us, with a view toward revised disclosure, whether the financial advisor was compensated separately for its advice on the current offer.
Response:
As we discussed in our recent phone conversation, the Company continues to believe that additional disclosure is not required under Item 5 of Schedule 14D-9 and the corresponding Item 1009(a) of Regulation M-A or under Item 8 of Schedule 14D-9 and the corresponding Item 1011(c) of Regulation M-A.

As stated in the previous response of the Company and during our phone conversation, the financial advisor engaged by the Independent Committee was not employed, retained, or compensated to make any solicitation or recommendation in connection with the tender offer. Therefore, by the plain language of Item 1009(a) of Regulation M-A, Item 1009(a) of Regulation M-A would not apply.
The Company is aware that, notwithstanding the plain language of Item 1009(a) of Regulation M-A, Question 159.01 of the Staff’s Compliance & Disclosure Interpretations under Tender Offers and Schedules (the "Interpretations") indicates that Item 1009(a) of Regulation M-A would apply (i) if the financial advisor "provide[s] advice with respect to the tender or exchange offer" and (ii) where the financial advisor's "analyses or conclusions are discussed in the issuer's Schedule 14D-9." As has been previously noted, the Schedule 14D-9 does not discuss any analyses or conclusions of the financial advisor. Therefore, the Company continues to believe that the Interpretations are not applicable under these circumstances.
The Company also believes that Item 1011(c) of Regulation M-A is not applicable in this instance. Item 4 of the Schedule 14D-9 states that the Board of Directors of the Company consulted with its senior management and legal and financial advisors in determining its position in respect of the Offer. The Company believes that Item 4 of the Schedule 14D-9 sets forth in all material respects the reasons of the Board of Directors of the Company in taking its position in respect of the Offer and that no further information regarding the financial advisor, including the name of the financial advisor or the contents of its discussions with the Board of Directors of the Company, is necessary in order to make the statements included in Item 4 of the Schedule 14D-9 not materially misleading, in view of the fact that the financial advisor did not make any solicitation or recommendation with respect to the Offer.
The Company is aware that under other facts and circumstances, perhaps when the disclosures provide a description of the financial advisor’s analyses or conclusions or when the disclosures indicate the Company's or Board of Directors' reliance on the advice of the financial advisor, that the Item 1009(a) disclosures could be required.  But under the particular facts and circumstances present in this matter, the Company does not believe that additional disclosures are required by the SEC rules or that the Company's shareholders would benefit from additional disclosures about the financial advisor. The Company would finally like to note that the Offer was terminated by the Offerors on July 17, 2017.

*****

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7072 7026.  If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7026.
Sincerely,

/s/ Pranav Trivedi

Pranav L. Trivedi
CC:	Brian V. Breheny